SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

Jabil Circuit, Inc.

____________________

(Name of Issuer)

Common Stock

________________________

(Title of Class of Securities)

466313-10-3

____________________________

(CUSIP Number)

December 31, 2002

________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[  ]           Rule 13d-1(c)

[X]           Rule 13d-1(d)

CUSIP NO.  466313-10-3                                                                        Page 2 of 7

NAME OF REPORTING PERSON William D. Morean I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,877,401 (includes 134,260 options exercisable within 60 days of the calendar year end)
	6	SHARED VOTING POWER 20,639,987**
	7	SOLE DISPOSITIVE POWER 12,877,401 (includes 134,260 options exercisable within 60 days of the calendar year end)
	8	SHARED DISPOSITIVE POWER 20,639,987**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,517,388** (includes 134,260 options exercisable within 60 days of the calendar year end)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Does not include 15,912 shares held by Mr. Morean's spouse [X ] over which Mr. Morean disclaims beneficial ownership
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.9%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

**Includes 400,000 shares held by the Eagle's Wing Foundation, Inc., a private charitable foundation of which  Mr. Morean is a director and as such may be deemed to have shared voting and dispositive power over the shares held by the Foundation.

CUSIP NO.  466313-10-3                                                                    Page 3 of 7

NAME OF REPORTING PERSON Cheyenne Holdings Limited Partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,730,850
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 12,730,850
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,730,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

.

CUSIP NO.  466313-10-3                                                                Page 4 of 7

NAME OF REPORTING PERSON Morean Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,730,850
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 12,730,850
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,730,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

.

CUSIP NO.  466313-10-3                                                                Page 5 of 7

Item 1.    (a)           Name of Issuer:     Jabil Circuit, Inc.

Item 1.    (b)           Address of Issuer's Principal Executive Offices:

                                               10560 Ninth Street, North

                                               St. Petersburg, Florida  33716

Item 2.    (a)           Name of Person Filing:

            (1)      William D. Morean  ("Morean")

            (2)      Cheyenne Holdings Limited Partnership ("Cheyenne")

            (3)      Morean Management Company ("MMCo")

Item 2.    (b)           Address of Principal Business Office or if None, Residence:

             (1)                10560 Ninth Street, North

                                  St. Petersburg, Florida  33716

              (2)                639 Isbel Road,  Suite 390

                                   Reno, Nevada  89509

              (3)                639 Isbel Road,  Suite 390

                                   Reno, Nevada  89509

Item 2.    (c)           Citizenship:

                (1)   United States of America

                (2)   Nevada, USA

                (3)   Nevada, USA

Item 2.    (d)      Title of Class of Securities:    Common Stock

Item 2.    (e)           Cusip Number:    466313-10-3

Item 3.    Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):    N/A

Item 4.    Ownership

                (a)           Amount Beneficially Owned (describe):

                                (1)   33,517,388

                                (2)   12,730,850

                                (3)   12,730,850

.

CUSIP NO.  466313-10-3                                                       Page 6 of 7

                (b)           Percent of Class:

                                (1) 16.9%

                                (2)   6.4%

                                (3)   6.4%

..

                (c)           Number of shares as to which such person has:

                            (1) See Items 5-8 on page two of this Schedule 13G amendment.

                            (2) See Items 5-8 on page three of this Schedule 13G amendment.

                            (3) See Items 5-8 on page four of this Schedule 13G amendment.

    Morean is a member of the Management Committee created under the William E. Morean Residual Trust and as such Morean is deemed to share beneficial ownership with Audrey Petersen (the other member of the management committee) of 20,239,987 shares held by such trust.

    Morean  is a director of Eagle's Wing Foundation, a private charitable foundation,  and as such may be deemed to share with the other board members  of the foundation beneficial ownership of the 400,000 shares held by such foundation.

    MMCo is the sole general partner of Cheyenne and is owned and controlled by Morean individually and as the trustee of MMCo's sole shareholder, the William D. Morean Living Trust. As a result of these facts, each of Morean, MMCo, and Cheyenne  is deemed to be the beneficial owner of the 12,730,850 shares held of record by Cheyenne.

Item 5.    Ownership of Five Percent or Less of a Class:  N/A

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

    Morean is a member of the management committee created under the William E. Morean Residual Trust and as such Morean shares with Audrey Petersen (the other member of the management committee) the power to direct the receipt of dividends from, or proceeds from the sale of the 20,239,987 shares held by such trust.

     Morean is a director of the Eagle's Wing Foundation, a private charitable foundation and as such may be deemed to share with the other board members of the foundation, the power to direct the receipt of dividends from, or proceeds from the sale of, the 400,000 shares held by the foundation.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:   N/A

Item 8.    Identification and Classification of Members of the Group:    N/A

Item 9.    Notice of Dissolution of Group:      N/A

CUSIP NO.  466313-10-3                                                                Page 7 of 7

Item. 10. Certification (see Rule 13d-1(b) and (c)):   N/A

Exhibits:
                  Exhibit 1:  Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2003

                                        /s/William D. Morean

                                      -----------------------------------------
                                       William D. Morean

                                      CHEYENNE HOLDINGS LIMITED PARTNERSHIP

                                       By: /s/William D. Morean

                                           -------------------------------------
                                           William D. Morean, as President of
                                           Morean Management Company, its
                                           general partner

                                       MOREAN MANAGEMENT COMPANY

                                       By: /s/William D. Morean
                                           -------------------------------------
                                           William D. Morean, President

Exhibit 1

JOINT FILING AGREEMENT

            The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to regulation 13D-G under the Securities Exchange Act of 1934.

            It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

            It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2002

/s/William D. Morean

William D. Morean

CHEYENNE HOLDINGS LIMITED PARTNERSHIP

             /s/William D. Morean

 By:

 William D. Morean, as President of

 Morean Management Company,

      its general partner

MOREAN MANAGEMENT

 COMPANY

                /s/William D. Morean

By:

      William D. Morean, President